

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

Steve M. Ritchie
President and Chief Executive Officer
Papa John's International, Inc.
2002 Papa John's Boulevard
Louisville, KY 40299

      Re: Papa John's International, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2018
           Filed March 8, 2019
           File No. 000-21660

Dear Mr. Ritchie:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Transportation and Leisure